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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC

SEC FILE NUMBER
8- 48398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.M. Kelly & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Ingersoll Avenue, Suite 300
(No and Street)

Des Moines (City) Iowa (State) 50312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Kelly 515-221-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth & Company, P.C.
(Name – if individual, state last, first, middle name)

666 Walnut Street, Suite 1450, Des Moines Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Lorbiecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.M. Kelly & Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

06-18-2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in cash flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.M. KELLY & COMPANY

Consolidated Statements of Financial Condition
And Independent Auditor's Report
On Internal Control

December 31, 2012 and September 30, 2011

ROTH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

D.M. KELLY & COMPANY

Consolidated Statements of Financial Condition
And Independent Auditor's Report
On Internal Control

December 31, 2012 and September 30, 2011

TABLE OF CONTENTS

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Brian Cheese
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Terry Merfeld
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

We have audited the accompanying consolidated statements of financial condition of D.M. Kelly & Company as of December 31, 2012 and September 30, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated statements of financial condition.

Management's Responsibility for the Statements of Financial Condition

Management is responsible for the preparation and fair presentation of these consolidated statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of D.M. Kelly and Company as of December 31, 2012 and September 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Roth + Company, P.C.

Des Moines, Iowa
February 27, 2013

D.M. KELLY & COMPANY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND SEPTEMBER 30, 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 329,646	$ 730,283
Receivables:		
Clearing organization	4,257,583	3,108,208
Other	57,673	41,875
Marketable securities owned, at fair value	7,733,578	8,225,218
Notes receivable	362,648	506,519
Other assets	25,254	481
Deferred income taxes	27,700	210,100
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $648,087 and $624,801, in 2012 and 2011, respectively	847,264	867,441
Total	$ 13,641,346	$ 13,690,125
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued salaries and benefits	$ 760,520	$ 534,331
Payable to clearing organization	4,306,672	5,378,603
Other accrued liabilities	106,118	165,886
Current income taxes	107,964	63,858
Total liabilities	5,281,274	6,142,678
STOCKHOLDERS' EQUITY		
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	876,898	876,898
Notes receivable for the purchase of common stock	(188,080)	(188,080)
Retained earnings	7,635,000	6,822,375
Total stockholders' equity	8,360,072	7,547,447
Total	$ 13,641,346	$ 13,690,125

See notes to consolidated statements of financial condition.

D.M. KELLY & COMPANY

NOTES TO CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND SEPTEMBER 30, 2011

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

D.M. Kelly & Company and its wholly-owned subsidiary (collectively, the Company) conduct business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the Midwestern region of the United States and has offices in Iowa. The Company sold its wholly-owned subsidiary on March 31, 2012, see Note 2.

The consolidated financial statements include the accounts of D.M. Kelly & Company and its wholly-owned subsidiary. All material intercompany balances have been eliminated in consolidation. The Company changed to fiscal year-end from September 30 to December 31.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Risks and Uncertainties

The Company's marketable securities are exposed to various risks such as interest rate, market and credit risks. The Company could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company's financial condition.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank accounts.

Securities Transactions
Commission revenue and related expenses are recorded on the trade date basis. Marketable securities are carried at fair value, and securities not readily marketable are carried at estimated fair value as determined by management. Unrealized gains and losses are included in earnings of the reporting period.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 5 to 10 years. Leasehold improvements are amortized by the straight-line method over 15 years.

Income Taxes
The Company and its subsidiary file a consolidated federal income tax return. Income taxes are provided to recognize the amount of taxes payable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. Management assesses the Company's income tax positions and records tax benefits based upon an evaluation of the facts, circumstances and information available at the reporting dates. If the Company considers that a tax position is "more-likely-than-not" of being sustained upon examination by tax authorities, it recognizes the tax benefit.

Effective January 1, 2012, the Company changed its tax year end to December 31 and, accordingly, the Company filed a consolidated federal income tax return for the three months ended December 31, 2011.

Subsequent Events
In the normal course of preparing the Company's consolidated financial statements, management reviews events that occur after the statement of financial condition date (December 31, 2012) for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through February 27, 2013, which is the date the financial statements were available to be issued.

2. SALE OF SUBSIDIARY AND INVESTMENT IN AFFILIATE

On March 31, 2012, the Company sold its wholly-owned subsidiary for cash and a 15% interest in Allied Investment Advisors, LLC (AIA), a new entity formed by the buyers. The cash purchase price was for the wholly owned subsidiary's customer list intangible and other tangible assets.

The Company accounts for its 15% interest of AIA under the cost method. The Company allows AIA to clear trades through their First Clearing account and is reimbursed for the costs of these trades.

3. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Receivable from and payable to clearing organization consists of the following as of December 31, 2012 and September 30, 2011.

	2012	2011
Receivable from clearing organization:		
Cash in brokerage accounts	$50,149	$50,143
Other	4,207,434	3,058,065
Total	$4,257,583	$3,108,208
Payable to clearing organization:		
Clearing deposit, net of securities purchased	$4,306,672	$5,378,603

4. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at fair values. These securities as of December 31, 2012 September 30, 2011 are summarized as follows:

	2012	2011
Federal obligations	$ -	$26,050
Bank notes	2,001	26,673
State and municipal obligations	5,511,415	6,002,925
Corporate equities	2,141,560	978,105
Corporate obligations	19,730	1,191,465
Corporate debt	58,872	-
Total marketable securities	$7,733,578	$8,225,218

Fair Value Hierarchy - The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. Securities measured with these internal valuation techniques are generally classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses using inputs observable in the market where available. Examples include corporate obligations and state and municipal obligations.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. The Company had no assets classified in Level 3 as of December 31, 2012 and September 30, 2011.

The balances of assets measured at fair value as of December 31, 2012 and September 30, 2011, are as follows.

	Level 1	Level 2	Level 3	Total
2012				
Bank notes	$ -	$2,001	$ -	$2,001
Corporate obligations	-	19,730	-	19,730
Corporate debt	-	58,872	-	58,872
State and municipal obligations	-	5,511,415	-	5,511,415
Corporate equities	2,141,560	-	-	2,141,560
Total assets at fair value	$2,141,560	$5,592,018	$ -	$7,733,578

	Level 1	Level 2	Level 3	Total
2011				
Federal obligations	$ -	$26,050	$ -	$26,050
Bank notes	-	26,673	-	26,673
Corporate obligations	-	1,191,465	-	1,191,465
State and municipal obligations	-	6,002,925	-	6,002,925
Corporate equities	978,105	-	-	978,105
Total assets at fair value	$978,105	$7,247,113	$ -	$8,225,218

5. NOTES RECEIVABLE

Notes receivable as of December 31, 2012 and September 30, 2011, are summarized as follows:

	2012	2011
Forgivable notes-deferred compensation	$295,000	$295,000
Real estate mortgages, related parties	67,648	211,519
Total	$362,648	$506,519

The forgivable notes - deferred compensation were issued in connection with deferred compensation agreements executed with certain employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Expense incurred in connection with the forgivable notes is recognized ratably over the service periods. At December 31, 2012, maturity dates of the forgivable notes range from January 2013 to July 2019, and interest rates range from 2.66% to 4.36%. Aggregate annual maturities of the forgivable notes in the years ending December 31 are as follows: 2013, $4,000, 2014, $0; 2015, $216,000; 2016, $0 and thereafter $75,000.

The real estate mortgage is due from a related party and matures in 2015. One of the real estate mortgages was paid off in 2012. At December 31, 2012, the mortgage note bears interest at rate of 4.02%, with monthly principal and interest payments aggregating $383.

6. CAPITAL STOCK

In July 2007, the Company entered into a stock purchase agreement and issued 400 shares of Common Nonvoting stock in exchange for a note receivable in the amount of $94,040. The note matures July 2017 and interest at 4.91% is due in July of each year.

In December 2009, the Company entered into a stock purchase agreement and issued 400 shares of Common Nonvoting stock in exchange for a note receivable in the amount of $94,040. The note matures in December 2019 and interest at 4.38% is due in December of each year.

7. INCOME TAXES

Deferred income tax assets (liabilities) as of December 31, 2012 and September 30, 2011 consist of the following components:

	2012	2011
Unrealized (gains) losses on securities owned, held for investment	$(78,000)	$125,700
Deferred compensation	126,600	85,100
Profit sharing	-	46,800
Accrued wages to owners	19,600	-
Other	(40,500)	(47,500)
Total deferred income tax assets	$27,700	$210,100

After March 15, 2013, the Company's income tax returns for the years ended September 30, 2010, 2011, the three months ended December 31, 2011 and the year ended December 31, 2012 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2012, 6 2/3% of aggregate indebtedness was $352,085, which exceeded the minimum dollar requirement of $250,000. At December 31, 2012, the Company's net capital was $2,499,988, which was $2,147,903 in excess of its required net capital of $352,085. SEC Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's percentage of aggregate indebtedness to net capital was 211%.

9. COMMITMENTS

The Company leases its primary office facilities that are located in a building 50% owned by a related party. The Company's lease expired in January 2013 and is now month to month and calls for a monthly base rent and additional amounts for operating expenses.

10. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, First Clearing, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

11. PENSION AND PROFIT-SHARING PLANS

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the pension plan is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Brian Cheese
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Terry Merfeld
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

In planning and performing our audit of the consolidated financial statements of D.M. Kelly & Company (the Company), as of and for the 15 months ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth + Company, P.C.

Des Moines, Iowa
February 27, 2013

D.M. KELLY & COMPANY

Report on Applying Agreed-Upon Procedures
December 31, 2012

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Brian Cheese
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Terry Merfeld
Doug Ross
Ross Smith

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the 15 Months Ended December 31, 2012, which were agreed to by D.M. Kelly & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating D.M. Kelly & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). D.M. Kelly & Company's management is responsible for the D.M. Kelly & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on August 14, 2012 noting no differences;

2. Compared the amounts reported on the Form X-17-A5 for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the 15 months ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for Mutual Fund Related Trades, Clearing Fees, Net Loss on Investment Accounts and Interest Earned on Customer Securities Accounts noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opionion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Roth + Company, P.C.

February 27, 2013